March 28, 2014

John Grzeskiewicz

Senior Counsel

Office of Disclosure and Review

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:

CCA Investments Trust

Dear Mr. Grzeskiewicz:

On February 3, 2014, CCA Investments Trust (the "Registrant"), filed Post-Effective Amendment No. 2 to its Registration Statement under the Securities Act of 1933 on Form N-1A to a new class (the Load Class) to each of the CCA Core Return Fund and the CCA Aggressive Return Fund.  You recently provided comments by phone to Cassandra Borchers.  Please find below a summary of those comments and the Registrant's responses, which the Registrant has authorized Thompson Hine LLP to make on behalf of the Registrant.

Comment 1.  Please confirm the maximum sales load applicable to the Load Class for each of the CCA Core Return Fund and the CCA Aggressive Return Fund.

Response.  The maximum sales load for the Load Class in each of the CCA Core Return Fund and the CCA Aggressive Return Fund is 5.25%.  The following table is applicable to both Funds:

Load Class Shares

Load Class shares are offered at the public offering price, which is net asset value per share plus the applicable sales charge. The minimum initial investment in the Load Class shares and the minimum subsequent investment are set forth below.  The sales charge varies, depending on how much you invest. There are no sales charges on reinvested distributions. If you invest in more than one Fund, you should notify the Fund of your combined Load Class purchase amount in order to determine whether you qualify for a reduced sales charge.  You can also qualify for a sales charge reduction or waiver through a right of accumulation or a letter of intent if you are a U.S. resident. See the discussions of "Right of Accumulation" and "Letter of Intent" below. The following sales charges apply to your purchases of Load Class shares of the Funds:

Amount Invested	Sales Charge as a % of Offering Price(1)	Sales Charge as a % of Amount Invested	Dealer Reallowance
Less than $50,000	5.25%	5.54%	5.25%
$50,000 but less than $100,000	4.50%	4.71%	4.50%
$100,000 to $249,999	3.50%	3.63%	3.50%
$250,000 to $499,999	2.50%	2.56%	2.50%
$500,000 to $999,999	2.00%	2.04%	2.00%
$1,000,000 and above	1.00%	1.01%	1.00%

(1)

Offering price includes the front-end sales load. The sales charge you pay may differ slightly from the amount set forth above because of rounding that occurs in the calculation used to determine your sales charge.

Comment 2.  Please confirm performance information for the Funds will be included in the final prospectus.

Response.  The Funds’ updated prospectus includes performance information for the Institutional and Investor share classes for  the periods ended December 31, 2013:

PERFORMANCE:  The bar chart and performance table below show the variability of the Fund's returns, which is some indication of the risks of investing in the Fund.  The bar chart shows performance of the Fund's Institutional Class shares for each full calendar year since the Fund's inception.  Returns for the Investor Class, which are not presented,  will vary from the returns of Institutional Class shares.  The performance table compares the performance of the Fund's Institutional and Investor Class shares over time to the performance of a broad-based securities market index and each of its constituent indices.  The Load Class has less than one calendar year of performance, therefore no performance information for the Load Class is currently presented.  You should be aware that the Fund's past performance (before and after taxes) may not be an indication of how the Fund will perform in the future.  Updated performance information is available at no cost by visiting www.ccafunds.com or by calling 1-800-595-4866.

CCA Core Return Fund

Institutional Class Annual Total Returns as of December 31st

Best Quarter:	9/30/2013	5.20%
Worst Quarter:	6/30/2013	-3.16%

Performance Table

Average Annual Total Returns

(For periods ended December 31, 2013)

Institutional shares	One Year	Since Inception (12/26/2012)
Return before taxes	5.99%	5.91%
Return after taxes on distributions	5.13%	5.06%
Return after taxes on distributions and sale of Fund shares	3.39%	4.12%
Investor Share Class
Return before taxes	5.64%	5.56%
Blended Benchmark*	7.03%	7.11%
MSCI USA IMI Index	32.60%	32.85%
MSCI EAFE IMI Index	23.54%	23.05%
MSCI Emerging Markets IMI Index	-2.20%	-1.32%
Barclays Global Aggregate Bond Index	-2.61%	-2.58%

*The composite benchmark consists of 16% MSCI US Investable Market Index, 18% MSCI EAFE Investable Market Index, 11% MSCI Emerging Markets Investable Market Index and 55% Barclays Global Aggregate Bond Index.  MSCI USA IMI Index , a proxy of the Total U.S. Equity Market, is designed to measure the performance of the large, mid and small cap segments of the U.S. market.  MSCI EAFE IMI Index, a proxy for the Total Developed Equity Market excluding North America, is designed to measure the performance of the large, mid and small cap segments of the developed markets, excluding North America.  MSCI Emerging Markets IMI Index, a proxy for the Total Emerging Equity Market, is designed to measure the performance of the large, mid and small cap segments of the emerging markets.  Barclays Global Aggregate Bond Index, a proxy for the Total Global Investment Grade Bond Market, is designed to measure the performance of the global investment grade bond markets.

After-tax returns are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes.   Actual after-tax returns depend on an investor’s tax situation and may differ from those shown, and after-tax returns shown are not relevant to investors who hold their Fund shares through tax-deferred arrangements, such as 401(k) plans or individual retirement accounts.  After-tax returns are shown for only the Institutional Share Class and after-tax returns for other classes will vary.

CCA Aggressive Return Fund

Institutional Class Annual Total Returns as of December 31st

Best Quarter:	12/31/2013	7.82%
Worst Quarter:	6/30/2013	-0.68%

Performance Table

Average Annual Total Returns

(For periods ended December 31, 2013)

Institutional shares	One Year	Since Inception (12/26/2012)
Return before taxes	17.09%	16.85%
Return after taxes on distributions	16.22%	16.00%
Return after taxes on distributions and sale of Fund shares	9.67%	12.46%
Investor Shares
Return before taxes	16.82%	16.59%
Blended Benchmark*	19.65%	19.80%
MSCI USA IMI Index	32.60%	32.85%
MSCI EAFE IMI Index	23.54%	23.05%
MSCI Emerging Markets IMI Index	-2.20%	-1.32%

*The composite benchmark consists of 35% MSCI US Investable Market Index, 40% MSCI EAFE Investable Market Index, and 25% MSCI Emerging Markets Investable Market Index and 55% Barclays Global Aggregate Bond Index.  MSCI USA IMI Index, a proxy of the Total U.S. Equity Market, is designed to measure the performance of the large, mid and small cap segments of the U.S. market.  MSCI EAFE IMI Index, a proxy for the Total Developed Equity Market excluding North America, is designed to measure the performance of the large, mid and small cap segments of the developed markets, excluding North America.  MSCI Emerging Markets IMI Index, a proxy for the Total Emerging Equity Market, is designed to measure the performance of the large, mid and small cap segments of the emerging markets.

After-tax returns are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes.  Actual after-tax returns depend on an investor’s tax situation and may differ from those shown, and after-tax returns shown are not relevant to investors who hold their Fund shares through tax-deferred arrangements, such as 401(k) plans or individual retirement accounts.  After-tax returns are shown for only Institutional Class shares and after-tax returns for other classes will vary.

The Registrant has authorized Thompson Hine LLP to convey to you that the Registrant acknowledges the following:

•

The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

•

Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

•

The Registrant may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments, please call Cassandra Borchers at 513-352-6632.

Sincerely,

/s/Cassandra W. Borchers

Cassandra W. Borchers